[redacted]

09041962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

JUL 30 2009

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2008 (MM/DD/YY) AND ENDING 05/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAX INTERNATIONAL BROKER DEALER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 MAIDEN LANE SUITE 503
(No. and Street)

NEW YORK (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOLLY HABER 212-809-3267 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE ONE (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOLLY HABER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAX INTERNATIONAL BROKER DEALER CORP., as of MAY 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

SUMMERFIELD M. BALDWIN
Notary Public, State of New York
No. 01BA4949109
Qualified in Westchester County
Commission Expires April 3, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MAY 31, 2009

MAX INTERNATIONAL BROKER DEALER CORP.

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Max International Broker Dealer Corp.

We have audited the accompanying statement of financial condition of **Max International Broker Dealer Corp.** (the "Company") as of May 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Max International Broker Dealer Corp.** as of May 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
July 29, 2009

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

	May 31, 2009
ASSETS	
Cash and cash equivalents	$ 102,911
Deposit with clearing broker	50,000
Marketable securities, at fair value	6,333
Receivable from broker-dealer	301,067
Property and equipment at cost, less accumulated depreciation and amortization of $151,074	36,657
Other assets	76,733
Total assets	$ 573,701
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Loans payable, bank	$ 30,365
Commissions payable	139,164
Accounts payable and accrued expenses	107,107
Income taxes payable	23,567
Total liabilities	300,203
Shareholders' equity	
Common stock $0.2075 par value, 200,000 shares authorized, 117,000 shares issued, 18,000 outstanding	24,278
Additional paid-in capital	41,425
Retained earnings	228,338
Less: Common stock in treasury, 99,000 shares, at cost	(20,543)
Total shareholders' equity	273,498
Total liabilities and shareholders' equity	$ 573,701

See accompanying notes to financial condition.

1. Organization and Nature of Business

Max International Broker Dealer Corp. (the "Company") commenced business as a registered broker-dealer of securities in April 1999. In this capacity, the Company executes principal and agency transactions for its customers. The Company forwards all customer transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and operates under the exemptive provisions of Securities and Exchange Commission rule 15c3-3(k)(2)(i)(i).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and savings accounts.

Revenue Recognition and Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Marketable Securities, at Fair Value

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 requires the Company to classify its marketable securities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. Marketable securities are valued at last quoted market prices and are classified as Level 1.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets.

Income Taxes and Deferred Income Taxes

The Company is liable for federal, state and local taxes as applicable. The amount of current and deferred taxes payable or refundable is recognized as the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Income Taxes (Continued)

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and Equipment, Net

Property and equipment consist of the following:

Leasehold improvements	$ 41,048
Computer and office equipment	97,219
Telephone equipment	49,464
	187,731
Less: Accumulated depreciation and amortization	(151,074)
	$ 36,657

Depreciation and amortization expense for the year ended May 31, 2009 was $8,944.

4. Loans Payable, Bank

The Company has an unsecured $15,000 line of credit of which $5,937 was available as of May 31, 2009. The credit line is subject to renewal annually and payable on demand. Interest is payable monthly at the prime rate plus 6%.

The Company is also obligated under a business installment loan. This obligation is payable in monthly installments of principal and interest at the rate of 7.15% per annum, aggregating $1,494. The loan matures on June 28, 2010 and is collateralized by substantially all the assets of the Company.

Principal payment requirement in the years subsequent to May 31, 2009 are as follows:

2010	$ 17,069
2011	4,233

Interest expense for the year ended May 31, 2009 aggregated $3,555.

5. Provision for Income Taxes

The provision for income taxes is summarized as follows:

Current:	
Federal	$ 10,812
State and local	14,706
	25,518
Deferred:	
Federal	30,329
State and local	6,213
	36,542
Total for provision for income taxes	$ 62,060

6. Write-off of Receivable Due from Former Clearing Broker

As of May 31, 2008 the Company was due approximately $284,000 from its former clearing broker-dealer. Due to the liquidation of such clearing broker-dealer and the inability of such clearing broker-dealer to meet its obligations the Company wrote-off the uncollectible portion of $239,885. In addition, the Company wrote-off $82,980 of related commissions payable in connection with the uncollectibility of the receivable due from its former clearing broker-dealer.

7. Financial Instruments with Off Balance Sheet Risk or Concentration of Credit Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2009, there were no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

The Company maintains its cash with two banks which are insured by the Federal Deposit Insurance Corporation (FDIC) in bank deposit accounts which at times may exceed federally insured limits.

8. Commitments

The Company leases facilities under various lease and sublease agreements expiring in 2012. The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. The future minimum lease payments are as follows:

May 31, 2010	$ 120,986
2011	124,760
2012	117,138
Total	$ 362,884

Rent expense for the year ended May 31, 2009 was $215,674 (including sublease payments to a party related to the majority shareholder, aggregating $40,249).

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2009, the Company had net capital of $159,158, which was $139,144 in excess of its required net capital of $20,014. The Company's ratio of aggregate indebtedness to net capital was 1.89 to 1.

10. Related Party Transactions

For the year ended May 31, 2009, the Company incurred $132,295 of consulting fees, travel, and rent expenses paid to entities related to the majority shareholder.

11. Contingencies

In the ordinary course of business, the Company is party to various claims, pending litigation and arbitration matters, including examinations of regulatory authorities, which it vigorously defends. In the opinion of management, resolution of these matters will not have a material effect on the financial condition of the Company.